Exhibit 12(a)
                   ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY
                Computation of Ratio of Earnings to Fixed Charges
                           (In Thousands Except Ratios)


                                           Three Months Ended  Nine Months Ended
                                                 September 30,   September 30,
                                                 1999    1998     1999     1998
EARNINGS:

Net income                                     $ 7,880 $ 8,689  $18,506 $19,021
Federal income taxes                             4,201   4,633    9,831  10,106
Interest charges                                 4,021   3,797   11,882  11,511
                                               ---------------------------------
 Earnings available to cover fixed charges      16,102  17,119   40,219  40,638
                                               ---------------------------------

FIXED CHARGES:
Interest on long-term debt                       3,507   3,651   10,959  10,988
Other interest                                     490     229      868     627
Amortization of debt discount - net                 99      98      295     293
                                               ---------------------------------
Total fixed charges                            $ 4,096 $ 3,978  $12,122 $11,908
                                               ---------------------------------

Ratio of Earnings to Fixed Charges                3.93    4.30     3.32    3.41
                                               =================================





Earnings to Fixed Charges represents the sum of Net Income, Dividends, Federal income taxes and Interest Charges (which is reduced by Allowance for Debt Funds Used During Construction), divided by Fixed Charges. Fixed Charges consist of interest on long and short-term debt (which is not reduced by Allowance for Debt Funds Used During Construction), and Amortization of debt discount.